Emeco Earthmoving equipment solutions

15 January 2010 **Exemption File No. 82-35011**

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA


10015161

Dear Sir/Madam

Re: Emeco Holdings Limited
<u>Rule 12g3-2(b) Exemption File No. 82-35011</u>

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Market Announcement – 15 January 2010 – Ceasing to be a substantial holder – Maple-Brown Abbott Limited*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

For more information please contact me by telephone: +61 8 9420 0213 in Australia, facsimile: +61 8 9321 1366 or email: michael.kirkpatrick@emecogroup.com.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed copy of this letter and returning it to me in the enclosed pre-paid envelope.

Thank you for your attention.

Sincerely



Michael Kirkpatrick
General Manager Corporate Services
Encl

PFAX201

Exemption File No. 82-35011



ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 1800 021 965
61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	15-Jan-2010
Time	17:14:55
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Ceasing to be a substantial holder

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.



MAPLE-BROWN ABBOTT
Investment Managers

Exemption File No. 82-35011

15 January 2010

Mr Michael Kirkpatrick
Company Secretary
Emeco Holdings Limited
Ground Floor
10 Ord Street
West Perth WA 6005

By Fax: (08) 9321 1366

Dear Mr Kirkpatrick

We wish to advise that we have ceased to be a substantial shareholder in the Company and enclose the formal notice. A notice has also been lodged with the ASX in Sydney.

Yours sincerely

Dean Smedley
Company Secretary

Maple-Brown Abbott Limited
Level 30, 20 Bond Street Sydney NSW 2000 Australia
Telephone +61 2 8226 6200 Facsimile +61 2 8226 6201
www.maple-brownabbott.com.au
ABN 73 001 208 564
AFSL No. 237296, RSE Licence No. L0000130

Form 605

Corporations Law
Section 671B

Exemption File No. 82-35011

Notice of ceasing to be a substantial holder

To Company Name/Scheme: Emeco Holdings Limited

ACN/ARSN: 112 188 815

1. Details of substantial holder(1)

Name: Maple-Brown Abbott Limited

ACN (if applicable): 001 208 564

The holder ceased to be a substantial holder on: 13/01/10

The previous notice was given to the company on: 07/12/09

The previous notice was dated: 03/12/09

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change(5)	Class (6) and number of securities affected	Person's votes affected
13/01/10	See Annexure A	Sales	-----------See	Annexure	B-----------

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
N/A	N/A

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Maple-Brown Abbott Limited	Level 30, 20 Bond Street, Sydney NSW 2000

Signature

print name Dean Smedley capacity Company Secretary

sign here



date 15/ 01 /10

Exemption File No. 82-35011

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(3) See the definition of "associate" in section 9 of the Corporations Act 2001.

(4) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(5) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) The voting shares of a company constitute one class unless divided into separate classes.

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure A

Emeco Holdings
Registered Shareholdings as at 3 December 2009

Registered Name	Address	Holding
RBC Dexia Investor Services Trust	Level 16 & 17, 2 Park Street, SYDNEY NSW 2000	31,410,624
Citicorp Nominees Pty Ltd	Level 2, 350 Collins Street, MELBOURNE VIC 3001	1,027,000
		32,437,624

Jmedley 7/12/09

Annexure B

Emeco Holdings

Net Trades between 4 December 2009 and 13 January 2010

Date	Quantity	Consideration
11-Jan-2010	(562,066)	(448,584.41)
12-Jan-2010	(198,866)	(158,913.11)
13-Jan-2010	(288,345)	(230,041.64)
	(1,049,277)	(837,539.16)

15/1/10